Filed Pursuant to Rule 433

Issuer Free Writing Prospectus Dated March 24, 2015

Relating to Preliminary Prospectus Dated March 24, 2015

Registration No. 333-202205

On March 24, 2015, Cellectis S.A. filed Amendment No. 4 to its Registration Statement on Form F-1 (“Amendment No. 4”) to update and supplement certain disclosures that had been provided in the preliminary prospectus dated March 17, 2015 (the “Initial Preliminary Prospectus”). This free writing prospectus summarizes the amendments and supplements that appear in the most recent preliminary prospectus included in Amendment No. 4 (the “Preliminary Prospectus”). In this free writing prospectus, references to “Cellectis,” the “Company,” “we,” “us,” and “our” are used in the manner described in the Preliminary Prospectus.

A copy of Amendment No.  4, which includes the Preliminary Prospectus, may be accessed through the following link:

http://www.sec.gov/Archives/edgar/data/1627281/000119312515102778/d896191df1a.htm

Increase to Estimated Offering Amount

With respect to the amount of ADSs to be offered, we have:

•	increased the number of offered ADSs from 3,500,000 to 4,750,000, with a corresponding increase in the number of ADSs that the underwriters have an option to purchase from 525,000 to 712,500;

•	updated the market price of our ordinary shares on the Alternext market of Euronext in Paris to the reported closing sale price on March 23, 2015 of €38.37 per share, equivalent to a price of $41.41 per share; and

•	updated all relevant data based on these changes, including, but not limited to “Use of Proceeds,” “Capitalization,” “Dilution” and “Principal Shareholders.”

Recent Developments

We have updated the “Summary” section of the Preliminary Prospectus to include the following additional disclosures after the section entitled “Our Strategy”:

Recent Developments

Expanding U.S. Presence

On January 21, 2015, we signed a lease for an administrative and research facility in New York, New York to enhance our presence in the United States. In connection with the opening of our U.S. headquarters, we appointed Simon Harnest as Vice President of Finance and Investor Relations. Mr. Harnest was previously a vice president at The Trout Group, LLC. In connection with Mr. Harnest’s appointment, we expect to grant him approximately 100,000 stock options with an exercise price that will be equal to the public offering price of the ADSs offered by this prospectus. As we develop our U.S.-based operations, we anticipate that we will further expand our employee base and management presence at this facility, including through the potential appointment of a Chief Medical Officer, or CMO. We expect that the terms of appointment of a CMO would include the grant of up to 100,000 stock options with an exercise price that would be equal to the public offering price of the ADSs offered by this prospectus. These potential options grants, as well as those expected to be granted to Mr. Harnest, are included in the stock options discussed below under “—Anticipated Equity Awards.”

Proposed Acquisition of Outstanding Minority Interest in Cellectis Bioresearch

We are currently in discussions with Caisse des Dépôts et Consignations, or CDC, regarding the terms of our anticipated acquisition of CDC’s minority interest in Cellectis Bioresearch. This repurchase will facilitate our discontinuation of operations in the Tools and Services segment by providing full ownership of the legacy contracts and intellectual property portfolio related to Cellectis Bioresearch. We expect that our agreement with CDC will involve either a cash payment to CDC of up to €3.5 million, which is the amount that CDC contributed to Cellectis Bioresearch in December 2013, or the issuance of ordinary shares of Cellectis with a market value of €3.5 million at their issue date in exchange for a contribution to us of all of the shares of Cellectis Bioresearch currently owned by CDC.

Anticipated Equity Awards

Our Board of Directors has approved in principle, the following equity incentive awards expected to be granted on or after the date of the pricing of this offering:

•	Stock options exercisable for 2,000,000 ordinary shares at an exercise price equal to the initial public offering price of the ADSs in this offering for the benefit of certain of our officers and employees to be determined by our Board of Directors;

•	Non-employee warrants exercisable for 250,000 ordinary shares at an exercise price equal to the initial public offering price of the ADSs in this offering for the benefit of certain of our non-executive directors and one or more consultants to be determined by our Board of Directors; and

•	460,400 free shares to certain officers and employees to be determined by our Board of Directors, provided that such grants shall become effective on or after the date of the pricing of this offering.

In connection with these proposed grants, we will be required to pay certain social welfare charges in an amount equal to (i) 7.5% of the strike price with respect to options granted to tax residents of France and (ii) 30% (subject to proposed legislation in France to reduce this amount to 20%) of the market value of any free shares granted to tax residents of France. Based on the assumed initial public offering price of $41.41 per ADS, the U.S. dollar equivalent of the closing price of our ordinary shares on the Alternext market of Euronext in Paris on March 23, 2015 and assuming all such options and free shares are granted on the date of the pricing of this offering, we estimate that the associated social welfare charges would be approximately $11.2 million. These charges will be payable in the calendar month following the month in which such securities are granted (subject, in the case of free shares, to proposed legislation in France to postpone such required payments to the calendar month following vesting of the relevant free shares, which may not occur before the first anniversary of our grant).

Shares and ADSs Eligible for Future Sale

We have revised the disclosure in the fourth paragraph of the section entitled “Shares and ADSs Eligible for Future Sale” to include an additional bullet that reads:

•	4,364,404 shares that will be eligible for sale at various times beginning 90 days after the date of this prospectus, subject to satisfaction of applicable holding periods under Rule 144.

Cellectis has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents that Cellectis has filed with the SEC for more complete information about Cellectis and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, a copy of the Preliminary Prospectus may be obtained from Merrill Lynch, Pierce, Fenner & Smith Incorporated by phone at (866) 500-5408; or Jefferies LLC, Attention: Equity Syndicate Prospectus Department, at 520 Madison Avenue, 12th Floor, New York, NY, 10022, by emailing Prospectus_Department@Jefferies.com or by phone at (877) 547-6340.